March 29, 2019

US Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LM Ericsson Telephone Company has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 29, 2019.

Respectfully submitted,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ XAVIER DEDULLEN	/s/ JONAS STRINGBERG
Name: Xavier Dedullen Title: Senior Vice President, Chief Legal Officer	Name: Jonas Stringberg Title: Vice President, Head of Financial Control and Business Services